mwe.com

September 10, 2021

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Deanna Virginio
Celeste Murphy Jenn Do Lynn Dicker

Re:	AirSculpt Technologies, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 13, 2021 CIK No. 0001870940

Dear Ms. Virginio:

On behalf of AirSculpt Technologies, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 26, 2021 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to the draft Registration Statement on Form S-1 (CIK No. 0001870940) confidentially submitted by the Company on August 13, 2021 (the “Registration Statement”). In response to the comments set forth in the Comment Letter and our conversations with the Staff, the Company has revised the Registration Statement and is confidentially submitting it together with this response letter. The revised Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in bold, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised Registration Statement, submitted on the date hereof, where the revised language addressing a particular comment appears.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted August 13, 2021

Market and Other Industry Data, page i

1.	We note your response to prior comment 1. Please also remove statements that the accuracy and completeness of third party information is not guaranteed or specifically state that you are liable for such information.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page i of the revised Registration Statement.

Letter from the Founder and CEO, page iii

2.	We note your response to prior comment 2, including that your procedure uses a cannulae to "pluck out" fat cells. This appears inconsistent with your statements on page 78 that your procedure drives a cannula 1,000 times per minute in a corkscrew motion to remove fat cells. Please revise or explain.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages iii, 3 and 76 of the revised Registration Statement.

Our Company, page 1

3.	We note your response to prior comment 3. Please revise to state, if true, that the tools used to implement your fat removal process, such as the Euromi handpiece device, are purchased from third parties and that you do not own the proprietary rights to such tools. Please revise to provide the basis for your statements that the systems and methodologies claimed in your issued patents result in less patient trauma and improved results relative to other systems and methods.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 83 of the revised Registration Statement.

4.	We note your response to prior comment 5. Please revise to clearly disclose in the Summary that the Company is a holding company with operations conducted through your subsidiaries and contractual arrangements with your Professional Associations. Please highlight that the Professional Associations are set up as legal entities, separate from the Company. Please explain that the Professional Associations, and not the Company, are the entities that contract with surgeons to provide body contouring services to its patients. Please also explain that you have established such corporate structure due to the corporate practice of medicine laws. Please also clarify in the Summary, if true, that references in the prospectus to the “Company”, “Elite Body Sculpture”, “we”, “us” and “our” include the Professional Associations.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and pages 1 and 74 of the revised Registration Statement.

Our Growing Market Opportunity, page 2

5.	We note your response to prior comment 8, including that your market includes both surgical procedures and other non-surgical body fat reduction procedures. Please tell us what the global body fat reduction industry encompasses.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 57 and 75 of the revised Registration Statement.

Corporate Structure and the Reorganization, page 55

6.	We note your response to prior comment 6. Please revise to briefly describe the transactions contemplated by the Purchase Agreement. Please also revise to clearly disclose the existing owners of the parent company where you define the term on page 54.

Response: Based on our conversation with the Staff, the Company has not revised the disclosures included regarding the transactions contemplated by the Purchase Agreement on page 54 of the revised Registration Statement. In response to the Staff’s comment regarding the existing owners of the parent company, the Company has revised its disclosures on pages 55 of the revised Registration Statement.

7.	We note your response to prior comment 12. Please revise your diagrams on pages 55 and 56 to illustrate the Company's relationship with its Professional Associations. Please also clarify why certain entities are represented by a solid line and others are represented by a dotted line.

Response: In response to the Staff’s comment, the Company has revised its diagrams on page 56 of the revised Registration Statement.

Surgeon Practice Structure, page 82

8.	We note your response to prior comment 21. We also note your disclosure on page 68 that the Company has the ability, through the management services, succession and related agreements, to direct the activities (excluding clinical decisions) that most significantly affect the Professional Associations’ economic performance, making the Company the primary beneficiary of the Professional Associations and allowing the Company to consolidate the Professional Associations into its financial statements. Please revise to include a description of the material terms of the succession agreement and related agreements. Please also file each of the agreements referenced on page 68 as an exhibit to your registration statement. Alternatively, please explain to us why such disclosure is not required.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 70, 71, 85, and 102 of the revised Registration Statement. Additionally, based on our conversation with the Staff, the Company will include forms of the Management Services Agreement and the Succession Agreement as exhibits 10.6 and 10.7, respectively, to the revised Registration Statement.

Financial Statements

Consolidated Statements of Operations, page F-4

9.	Regarding the revisions made related to comments 15 and 26, please address the materiality considerations of ASC 250-10-45-27 and whether further restatement disclosures are required pursuant to ASC 250-10-45-23. Please expand your disclosure to provide a footnote quantifying the individual adjustments that have been made to each affected expense category for the periods presented as directed in ASC 250-10-50-7 through 50-10.

Response: In response to the Staff’s comments, we considered materiality based on ASC 250-10-45-27 and determined the reclassification adjustments to be immaterial to investors. We consider the omission or misstatement of an item in the financial statements to be material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. The reclassifications had no impact on any subtotals in the Consolidated Statements of Operations, nor did they impact any of our key operational and business metrics, such as cases, revenue per case, adjusted EBITDA and adjusted EBITDA margin. We do not present a gross profit line item in the financial statements. There was no impact to earnings in either period presented.

In evaluating the materiality of the reclassification of merchant service fees from cost of services to selling general and administrative expense, we also considered the guidance provided by SEC Staff Accounting Bulletin: No 99 - Materiality (SAB 99). SAB 99 provides that the financial statement preparer should assess materiality based on both a quantitative and a qualitative basis. Quantitatively, we note that merchant service fees were less than 5% of both cost of services and selling general and administrative expenses for both periods presented. In terms of qualitative considerations, the reclassification had no impact on any subtotals in the Consolidated Statements of Operations, nor did it impact any of our key operational and business metrics, such as cases, revenue per case, adjusted EBITDA and adjusted EBITDA margin. We do not present a gross profit line item in the financial statements. There was no impact to earnings in either period presented. In addition, the reclassification had no impact on compliance with loan covenants or management compensation.

For the reasons stated above, we concluded that the reclassification of merchant services fees from cost of services to selling, general and administrative was not material to the financial statements.

We do not consider the reclassification of occupancy costs from its own line item into both cost of services and selling, general, and administrative in the Consolidated Statements of Operations to be a correction of an error. We note that Regulation S-X Topic 5-03 (a) (2) provides that occupancy costs may be stated separately or included in cost of services. Approximately 95% of our rent expense in both periods is related to our centers.

Based on the above, there was no restatement disclosures required per ASC 250-10-45-23 as there were no material changes to the Consolidated Statements of Operations, and no changes to carrying amounts of any assets or liabilities for any period presented, and there was no impact to retained earnings or other components of equity.

In response to the Staff’s comments regarding expanding our disclosure by providing a footnote quantifying the individual adjustments that have been made, we have expanded our disclosures in the revised Registration Statement on page F-7 to quantify the individual adjustments to each effected expense category.

Please contact me at 202 756 8161 if you have any questions or require any additional information in connection with this letter or the Company’s submission of the revised Registration Statement.

Sincerely,

/s/ Thomas P. Conaghan

cc: Dr. Aaron Rollins, Chief Executive Officer